WallachBeth Capital, LLC

Harborside Financial Plaza 5

185 Hudson St., Suite 1410

Jersey City, NJ 07311

August 23, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Taylor Beech, Staff Attorney

Re:	bioAffinity Technologies, Inc. Registration Statement on Form S-1 File No. 333-264463 WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Beech:

Reference is made to our letter, filed as correspondence via EDGAR on August 23, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Wednesday, August 24, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Jeffrey Koeppel, Esq., of Carmel, Milazzo & Feil LLP, at (301) 785-4319 if you have any questions in this regard.

Best Regards,

WALLACHBETH CAPITAL, LLC

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Chief Compliance Officer